


RECD S.E.C.
JUN 2 5 2002
1086

Securities and Exchange Commission
Washington, D.C. 20549

FORM 6-K


RECD S.E.C.
JUN 2 6 2002
1086

REPORT OF FOREIGN ISSUER
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of June 2002

Shaw Communications Inc
(Translation of Registrant's name into English)

Suite 900, 630 - 3rd Avenue S.W.
Calgary, Alberta, Canada T2P 4L4
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F________ Form 40-F____X_____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes________ No _____X____

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82__________

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SHAW COMMUNICATIONS INC.

By: 

R.D. Rogers
Senior V.P., Chief Financial Officer

Date: June 21, 2002



NEWS RELEASE

RESIGNATION OF SHAW NOMINEES ON BOARD OF DIRECTORS OF GT GROUP TELECOM INC.

CALGARY, ALBERTA, June 19, 2002 – In light of the announcement earlier today by GT Group Telecom Inc. ("GT") relating to GT's on-going concerns in meeting the covenants owed to its secured lending syndicate and vendor financiers, Shaw Communications Inc. ("Shaw") announced today that its three nominees sitting as directors on the Board of Directors of GT have resigned, effective immediately.

"Shaw felt that it was prudent to give GT some flexibility in constituting its board with directors to deal specifically with the restructuring challenges facing GT. Shaw will be waiving its right to representation on GT's board for the time being", commented Jim Shaw, Chief Executive Officer of Shaw.

Shaw Communications Inc. is a diversified Canadian communications company whose core business is providing broadband cable television, Internet and satellite services to approximately 2.9 million customers. Shaw also has significant interests in telecommunications, Internet infrastructure and interactive television companies. Shaw is traded on the Toronto and New York stock exchanges (symbol: TSX - SJR.B, NYSE - SJR).

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For further information, please contact:

Shaw Communications Inc.
Jim Shaw
Chief Executive Officer
(403) 750-4500